SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q25 AND 2025 EARNINGS RELEASE

March 11, 2026

CSN

Companhia Siderúrgica Nacional

4Q25 and 2025 RESULTS

São Paulo, March 11, 2026 - Companhia Siderúrgica Nacional (“CSN”) (B3: CSNA3; NYSE: SID) reports its results for the fourth quarter and full year of 2025 (4Q25 and 2025) in Brazilian Reais, with its financial statements being consolidated in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB").

The following comments address the Company’s consolidated results for the fourth quarter of 2025 and the full year of 2025 (4Q25 and 2025) and the comparisons are relative to the third quarter of 2025 (3Q25), the fourth quarter of 2024 (4Q24), and the full year of 2024 (2024). For reference purposes, the exchange rate was R$ 6.19 per US dollar as of December 31, 2024; R$ 5.32 as of September 30, 2025; and R$ 5.50 as of December 31, 2025.

4Q25 and 2025 Operational and Financial Highlights

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4Q25 and 2025 RESULTS

Consolidated Results - Highlighs

¹ Adjusted EBITDA is calculated from net income (loss) plus depreciation and amortization, income taxes, net financial income, income from investments, income from other operating income/expenses and includes the proportional 37.49% share of EBITDA of the jointly owned subsidiary MRS Logística.

² The Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availabilities consider 37.49% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

4 Leverage calculation considers Tora's UDM EBITDA

Consolidated Results

•	Net Revenue totaled R$ 11,403.2 million in 4Q25, representing a decrease of 3.3% compared to the previous quarter and a 5.2% drop compared to the same period in 2024. This performance reflects the seasonality of operations, with weaker operational activity typical of the end of the year and the beginning of the rainy season, in addition to the fact that 4Q24 was favorably impacted by a rapid increase in the iron ore price. In 2025, Net Revenue reached R$ 44,797.9 million, representing a 2.5% increase compared to 2024. This performance was driven by better results in the Mining, Logistics, and Energy segments. In Mining, the Company achieved the best operational result in its history, supported by excellent operational efficiency and a more resilient pricing environment throughout the year. The logistics segment was one of the main highlights of the year, benefiting from increased cargo movement, as well as the positive effect of the incorporation of the Tora Group.

•	Cost of Goods Sold (COGS) totaled R$ 7,735.0 million in 4Q25, representing a decrease of 7.1% compared to the previous quarter and 6.2% compared to 4Q24, reflecting the lower commercial activity observed in the quarter, particularly in the steel and cement segments. For the full year of 2025, COGS reached R$ 32,404.2 million, a slight increase of 1.3% over 2024, explained by record sales volumes in Mining and the expansion of operational scope following the consolidation of the Multimodal Logistics operations.

•	In turn, Gross Profit totaled R$ 3,668.1 million in 4Q25, with a gross margin of 32.2%, representing an increase of 2.8 percentage points compared to 3Q25. Even with the reduction in revenue, the Company improved its gross profitability during the quarter, reflecting favorable cost dynamics. In 2025, Gross Profit reached R$ 12,393.7 million, with a gross margin of 27.7%, representing an increase of 0.9 percentage points compared to 2024. This annual margin expansion reflects the operational excellence achieved throughout the year, even within a still highly competitive environment in certain markets.

•	In 4Q25, Selling, General and Administrative expenses (SG&A) totaled R$ 1,678.4 million, representing an increase of 7.6% compared to 3Q25, reflecting expenses typically concentrated at the end of the fiscal year. In 2025, SG&A expenses totaled R$ 6,012.3 million, representing a 4.7% decrease compared to 2024, mainly as a result of lower commercial activity in the steel segment.

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4Q25 and 2025 RESULTS

•	The Other Operating Income and Expenses group recorded a negative balance of R$ 1,543.7 million in 4Q25, representing an increase of 353.1% compared to 3Q25 and 51.8% compared to 4Q24. This negative impact was mainly driven by operational idleness associated with the shutdown of Blast Furnace No. 2 (BF2), in addition to a greater impact from foreign exchange and iron ore hedging operations during the quarter. In 2025, the Other Operating Revenues and Expenses group totaled a negative balance of R$ 2,083.5 million, representing an increase of 33.1% compared to 2024, also associated with the recognition of expenses related to operational idleness in the Steel segment.

•	Por sua vez, o Resultado Financeiro foi negativo em R$ 1.302,8 milhões no 4T25, o que representa uma redução de 9,7% em relação ao trimestre anterior como consequência do impacto positivo da variação cambial nas aplicações no exterior. Por sua vez, o resultado financeiro de 2025 foi negativo em R$ 6.496,2 milhões ou 11,7% acima do verificado em 2024, devido ao impacto da alta dos juros nas despesas financeiras, além do efeito da variação cambial nas dívidas externas.

•	In turn, the Financial Result was negative by R$ 1,302.8 million in 4Q25, representing a 9.7% reduction compared to the previous quarter, mainly due to the positive impact of foreign exchange variation on overseas financial investments. Conversely, the financial result for 2025 was negative at R$ 6,496.2 million, or 11.7% higher than that recorded in 2024, due to the impact of higher interest rates on financial expenses, in addition to the effect of exchange rate variations on external debt.

•	Equity income decreased by 25.4% in 4Q25, totaling R$ 116.9 million, mainly reflecting the lower contribution from MRS during the period, in line with the seasonality of its operations. Nevertheless, when considering full-year of 2025, the equity income increased 15.9%, reaching R$ 518.8 million, reflecting the high level of operational efficiency achieved by MRS throughout the year, with record cargo handling.

•	CSN recorded a Net Loss of R$ 721.2 million in 4Q25, reversing the net profit observed in the previous quarter, mainly due to the impact of operational idleness and inventory losses associated with the blast furnace shutdown during the period. On the other hand, when analyzing the 2025 result, net loss remained broadly stable compared with the previous year, as the operational improvements in the Mining and Logistics segments were offset by these non-recurring effects.

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4Q25 and 2025 RESULTS

Adjusted EBITDA

*The Company discloses its adjusted EBITDA excluding participation in investments and other operating income (expenses) as it believes that they should not be considered in the calculation of recurring operating cash generation.

•	Adjusted EBITDA reached R$ 3,325.0 million in 4Q25, with an Adjusted EBITDA margin of 27.8%, representing an increase of 1.1 percentage points compared to 3Q25. This improvement in profitability reflects not only the resilience demonstrated during the quarter, particularly considering the negative seasonality associated with the rainy period and weaker commercial activity, but also the extraordinary effects recorded in the Steel segment related to operational idleness and inventory adjustments associated with the Blast Furnace No. 2 shutdown. In turn, Adjusted EBITDA for 2025 totaled R$ 11,796.0 million, representing a 15.3% increase compared to 2024, with an Adjusted EBITDA margin of 25.1%, an annual expansion of 2.7 percentage points. This strong growth in EBITDA and profitability reflects an extraordinary operational effort, with the Company achieving several operational records, particularly in the Mining and Logistics segments, as well as the implementation of a disciplined strategy in the Steel segment, including the decision to temporarily shut down one blast furnace and focus on operational optimization and efficiency gains. As a result, CSN was able to enhance its competitiveness and navigate a highly challenging market environment. In this context, it is important to highlight that the outlook for the Steel segment points to a recovery following the approval of protective measures against subsidized imported material, which, together with the price improvements observed in the Cement segment, should support an even stronger performance in CSN’s consolidated EBITDA in 2026.

Adjusted EBITDA (R$ MM) and Adjusted Margin¹ (%)

¹ The Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by Adjusted Net Revenue, which takes into account CSN Mineração's 100% stake in consolidation and 37.49% in MRS.

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4Q25 and 2025 RESULTS

Adjusted Cash Flow

In 4Q25, Adjusted Cash Flow was negative by R$ 282.3 million, representing a significant improvement compared to the previous quarter, even considering the acceleration of investments during the period. This performance reflects the resilience of the Company’s operations during the quarter, as well as the positive impact from the release of working capital, indicating that the Company has been able to mitigate the cash burn observed throughout 2025. In this context, the cash flow outlook is more favorable for the upcoming periods, as operational indicators are expected to improve in 2026, in addition to the positive impact from lower inventory levels and the gradual decline in the interest rate curve, which should contribute to stronger cash conversion.

4Q25 Adjusted Free Cash Flow¹ (R$ Million)

¹ The concept of adjusted cash flow is calculated from Adjusted EBITDA, subtracting EBITDA of Jointly Controlled Companies, CAPEX, Income Tax, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² Adjusted Working Capital is made up of the variation in Net Working Capital, plus the variation in long-term asset and liability accounts and disregarding the net variation in Income Tax and Social Security.

³ Financial Result: Considers results from derivatives, financial expenses directly linked to operating activities and interest on working capital borrowings.

Indebtedness

As of December 31, 2025, consolidated net debt totaled R$ 41,217.6 million, with the Net Debt to LTM EBITDA ratio reaching 3.47x, representing the first increase in the leverage indicator after three consecutive quarters of decline. This result reflects the reduction in cash availability during the period, mainly due to debt servicing and increased investment activities. Despite this temporary increase in leverage, the Company remains committed to reducing its indebtedness and maintaining a solid capital structure in the coming years. In this context, on January 15, 2026, CSN announced a new strategic plan to the market, outlining initiatives aimed at improving the Group’s liquidity, including the potential sale of control in the Cement segment, a minority stake divestment in the Infrastructure segment, and the search for strategic partnerships for the development of the Steel segment. These initiatives are expected to strengthen the Company’s financial structure and significantly reduce leverage. With respect to cash and cash equivalents, the Company maintained its policy of preserving a high cash position, ending the year with R$ 16.0 billion, which is more than sufficient to meet its short-term financial obligations.

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4Q25 and 2025 RESULTS

Indebtedness (R$ Billion) and Net Debt / Adjusted EBITDA¹ (x)	Net Debt Build -up (R$ Billion)

¹Net Debt / EBITDA: Debt is calculated using the final dollar of each period and net debt and EBITDA are calculated using the average dollar of the period. 2 Leverage calculation considers Tora's UDM EBITDA

CSN remains very active in its objective of extending the amortization period, focusing on long-term operations and capital markets. Among the main actions of 2025, the Company raised new capital and refinanced bilateral contracts, extending amortization flows until 2030. Furthermore, the Company is currently developing financial structures that will anticipate the refinancing of short-and-medium-term debt, in conjunction with the effect of the intended reduction in gross debt resulting from the asset sale.

Amortization Schedule (R$ Million)

¹ IFRS: consider stake in MRS (37.49%).

² Gross Debt/Management Net Debt considers stake in MRS (37.49%), without accrued interest.

3 Average time after completion of the Liability Management Plan.

FX Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet for 4Q25 was negative at US$ 372.7 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on results. The hedge accounting adopted by CSN correlates the projected flow of dollar exports with future debt maturities in the same currency. Therefore, the exchange rate variation of the dollar debt is temporarily recorded in equity, being taken to the profit or loss statement when dollar revenues from said exports occur.

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4Q25 and 2025 RESULTS

Investments

In 4Q25, investments totaled R$ 2,043.0 million, representing an increase of 42.4% compared to the previous quarter, reflecting the seasonal concentration of disbursements at the end of the fiscal year and the progress of ongoing strategic projects. The period was marked by the continued execution of the P15 project, as well as initiatives aimed at the recovery of the Jacuí Hydroelectric Power Plant (UHE Jacuí) and the Company’s logistics platform. In 2025, investments totaled R$ 5,936.0 million, above the R$ 5,525 million recorded in 2024, a movement that follows the progress of P15 infrastructure projects. Nevertheless, total investments in 2025 were in line with the guidance projected for the year, demonstrating discipline in the execution of CSN’s capital allocation plan.

CAPEX (R$ Million)

Net Working Capital

Net Working Capital allocated to the business totaled R$ 2,524.6 million in 4Q25, representing a decrease of 21.7% compared to the previous quarter. This variation was mainly driven by seasonality, with lower commercial activity in the Steel and Cement segments impacting accounts receivable balances. On the other hand, accounts payable from suppliers increased 8.7% during the quarter, reflecting higher volumes of third-party iron ore purchases in the Mining segment. Compared to the 4Q24, Net Working Capital increased 4.7%, a movement also observed in previous quarters, reflecting the Company’s operational dynamics throughout the year, maintaining levels consistent with the business activity while preserving adequade financial management to meet short-term obligations.

The calculation of Net Working Capital allocated to the business excludes advances related to prepayment contracts, as shown in the table below.

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4Q25 and 2025 RESULTS

R$ Millions	4Q25	3Q25	4Q25 vs 4Q25	4Q24	4Q25 vs 4Q24
Assets	**14,946**	**14,850**	**0.6%**	**14,975**	**-0.2%**
Accounts Recivable	**2,397**	**2,706**	-11.4%	**2,901**	-17.4%
Inventory [3]	**10,470**	**10,275**	1.9%	**10,445**	0.2%
Taxes to Recover	**1,375**	**1,300**	5.8%	**1,142**	20.4%
Taxes to Recover	1,305	1,229	6.2%	1,063	22.8%
PIS/COFINS credits	70	71	-1.4%	79	-11.4%
Antecipated Expenses	**494**	**365**	**35.3%**	**327**	**51.1%**
Other Assets NWC [1]	**210**	**204**	**2.9%**	**160**	**31.3%**
Liabilities	**12,421**	**11,624**	**6.9%**	**12,563**	**-1.1%**
Suppliers	**9,974**	**9,176**	8.7%	**9,829**	1.5%
Payroll and Related taxes	**878**	**974**	-9.9%	**797**	10.2%
Taxes Payable	**520**	**593**	-12.3%	**646**	-19.5%
Advances from Clients	628	565	11.2%	512	22.7%
Other Liabilities [2]	**422**	**317**	33.3%	**779**	-45.8%
Net Working Capital	**2,525**	**3,226**	**-21.7%**	**2,412**	**4.7%**

¹ Other NWC Assets: Considers advances and other accounts receivable.

² Other NWC Liabilities: Considers other accounts payable, taxes paid in installments and other provisions.

³ Inventories: Does not take into account the effect of the provision for inventory losses. Warehouse stock balances are not taken into account when calculating the SME.

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4Q25 and 2025 RESULTS

Business Segments Results

STELL

Usina Presidente Vargas
CSN Porto Real
CSN Paraná
Lusosider Aços Planos
Prada Distribuição
Prada Embalagens
Stahlwerk Thüringen (SWT)
Aços Longos (UPV)
LLC
Metalgráfica
Gramperfil
Galvacolor

MINING

Casa de Pedra
TECAR
Engenho
Pires
Fernandinho
ERSA
PCH Quebra-queixo

CEMENT

Volta Redonda
Arcos
Alhandra
CSN Cimentos Brasil
PCH Cachoeira dos Macacos
PCH Santa Ana
PCH Sacre

LOGISTICS

Port:
Sepetiba Tecon
Railway:
MRS, FTL e TLSA
Multimodal:
Grupo Tora

ENERGY

CSN Energia
UHE Itá
UHE Igarapava
CEEE-G

Steel

45.9%

Mining

36.3%

Logistics

10.6%

Energy

1.3%

Cement

11.0%

6,163
5,294
5,233
4Q24
3Q25
4Q25

3,933
4,419
4,136
4Q24
3Q25
4Q25

758
1,217
1,210
4Q24
3Q25
4Q25

163
155
145
4Q24
3Q25
4Q25

1,177
1,333
1,258
4Q24
3Q25
4Q25

2025 Net Revenue by Segment (R$ Million - before eliminations)

Steel

49.2%

Mining

34.4%

Logistics

9.8%

Energy

1.5%

Cement

11.0%

23,179
22,026
2024
2025

13,093
15,400
2024
2025

3,245
4,374
2024
2025

521
682
2024
2025

4,766
4,906
2024
2025

4Q25 Net Revenue by Segment (R$ Million - before eliminations)

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4Q25 and 2025 RESULTS

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4Q25 and 2025 RESULTS

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4Q25 and 2025 RESULTS

2025 Results (R$ Million)	Steel	Mining	Logistics (Ports)	Logistics (Railway)	Logistics (Multimodal)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**22,026**	**15,400**	**304**	**3,114**	**956**	**682**	**4,906**	**(2,591)**	**44,798**
Domestic Market	16,005	1,622	304	3,114	936	682	4,906	(5,283)	22,286
Foreign Market	6,021	13,779	-	-	20	-	0	2,692	22,512
COGS	(19,980)	(10,053)	(243)	(1,735)	(833)	(480)	(3,353)	4,273	(32,404)
Gross Profit	**2,046**	**5,348**	**61**	**1,380**	**123**	**202**	**1,553**	**1,682**	**12,394**
SGA	(1,304)	(342)	(14)	(293)	(49)	(35)	(1,124)	(2,852)	(6,012)
Depreciation	1,453	1,303	47	507	99	89	861	(383)	3,976
Net book value of assets sold					72			-	72
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	-	1,366	1,366
Adjusted EBITDA	**2,194**	**6,309**	**94**	**1,594**	**245**	**255**	**1,290**	**(186)**	**11,796**
Adjusted EBITDA Margin	**10.0%**	**41.0%**	**30.9%**	**51.2%**	**25.7%**	**37.4%**	**26.3%**	**7.2%**	**25.1%**

2024 Results (R$ Million)	Steel	Mining	Logistics (Ports)	Logistics (Railway)	Logistics (Multimodal)	Energy	Cement	Corporate Expenses Eliminations	Consolidated
Net Revenue	**23,179**	**13,093**	**353**	**2,892**	-	**521**	**4,766**	**(1,116)**	**43,687**
Domestic Market	16,901	1,511	353	2,892	-	521	4,766	(4,604)	22,340
Foreign Market	6,277	11,582	-	-	-	-	-	3,488	21,347
COGS	(21,759)	(8,202)	(262)	(1,674)	-	(419)	(3,384)	3,711	(31,991)
Gross Profit	**1,419**	**4,890**	**90**	**1,218**	-	**102**	**1,382**	**2,595**	**11,697**
SGA	(1,290)	(267)	(11)	(266)	-	(49)	(816)	(3,610)	(6,309)
Depreciation	1,474	1,176	51	445	-	89	794	(338)	3,691
Net book value of assets sold	-	-	-	-	-	-	-	-	-
Proporcional EBITDA Joint Controller	-	-	-	-	-	-	-	1,152	1,152
Adjusted EBITDA	**1,603**	**5,799**	**130**	**1,397**	-	**143**	**1,361**	**(202)**	**10,230**
Adjusted EBITDA Margin	**6.9%**	**44.3%**	**36.9%**	**48.3%**	**0.0%**	**27.4%**	**28.5%**	**18.1%**	**22.4%**

Steel

According to the World Steel Association (WSA), global crude steel production in 2025 totaled 1,849.4 million tons, representing a slight decrease of 2.0% compared to 2024. China remained the leading global producer with 960.8 million tons produced in the year, representing a 4.4% drop compared to 2024, reflecting the slowdown in industrial activity and the real estate sector. In contrast, India showed significant growth of 10.4%, reaching 164.9 million tons, consolidating itself as the main driver of global supply expansion. Among other major producers, the United States registered growth of 3.1%, while Japan and Russia showed declines of 4.0% and 4.5%, respectively.

Brazil ranked ninth globally, with 33.3 million tons produced in 2025, representing a slight decline of 1.6% compared to the previous year. This movement is in line with the temporary shutdown of some plants due to increased competition from the excess of imported material entering Brazilian ports.

OPERATIONAL AND SALES PERFORMANCE

At Usina Presidente Vargas (UPV), slab production totaled 794 thousand tons in 4Q25, representing an increase of 9.3% compared to 3Q25, but 17.6% lower than the same period of the previous year, reflecting the ongoing maintenance shutdown of one of the blast furnaces. In 2025, slab production totaled 3.1 million tons, representing an annual decline of 17.7%, reflecting the shutdown carried out since the beginning of the year and lower volumes of third-party slab purchases.

In the production of flat steel, the Company’s main market segment, volume reached 3.1 million tons in 2025, representing a reduction of 11.7% compared to the previous year. In 4Q25, however, production reached 791 thousand tons, the highest quarterly volume of 2025, demonstrating the Company’s ability to extract increasing efficiency from its production complex. This volume represents a 7.1% increase compared to the previous quarter.

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4Q25 and 2025 RESULTS

Production of long steel products totaled 63 thousand tons in 4Q25, representing a 15.7% increase compared to 3Q25. For full-year 2025, production reached 239 thousand tons, remaining virtually stable compared with 2024 and representing one of the highest levels recorded in recent years.

Sales Volume (Kton) - Steel

Total sales reached 995 thousand tons in 4Q25, representing a 5.9% decrease compared with the previous quarter and a 15.3% decline compared to 4Q24. In addition to the typical seasonality of the period, the reduction in sales reflects high inventory levels among local distributors, as well as the continued elevated volume of imported material in the domestic market and tariff barriers in export markets.

Domestic sales totaled 757 thousand tons in the quarter, representing a 2.9% decrease compared to 3Q25 and a 13.6% drop compared to 4Q24. Export sales totaled 238 thousand tons, down 14.3% quarter-over-quarter and 20.5% compared with the same period of the previous year. For the first time since 2019, the Company did not record direct exports of its products. In this context, the entire volume sold abroad was commercialized through its subsidiaries, including 27 thousand tons through LLC, 140 thousand tons through SWT, and 70 thousand tons through Lusosider and Gramperfil.

In 2025, total sales reached 4,210 thousand tons, representing a 7.5% decline compared to 2024, reflecting the external pressures previously mentioned as well as the Company’s strategic decision throughout the year to prioritize value over volume. The domestic market accounted for 3,077 thousand tons (-6.0%), while direct exports totaled 7 thousand tons (-39.1%) and sales through subsidiaries reached 1,125 thousand tons, including 169 thousand tons through LLC (-45.5%), 651 thousand tons through SWT (-0.1%), and 304 thousand tons through Lusosider and Gramperfil (+0.2%).

In terms of sales mix, the Construction segment remained the main highlight in 4Q25, increasing 2.2 percentage points compared to the previous quarter and reaching 22.0% of total sales. This was followed by the Distribution and Home Appliances segments, each recording increases of 0.8 percentage points, accounting for 33.3% and 10.9% of total sales, respectively. Unfair competition from imported material once again impacted the Automotive segment, which recorded a 3.1 percentage point decline compared to the previous quarter, representing 9.8% of the sales mix. Meanwhile, the General Industry (16.5%) and Packaging (7.5%) segments recorded reductions of 0.6 percentage points and 0.1 percentage points, respectively. Despite the approval of the anti-dumping investigation on tinplate imports from China by the Brazilian government in August 2025, imports of tinplate remained at elevated levels, preventing a faster recovery of this market for CSN.

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4Q25 and 2025 RESULTS

According to ANFAVEA (Brazilian Association of Automotive Vehicle Manufacturers), automobile production in 2025 totaled 2,644 thousand units, including 651 thousand units produced in the fourth quarter alone. This represents a 4.2% quarter-over-quarter decline, consistent with seasonal trends, but a 3.5% increase compared to 4Q24. For the full year, growth was observed in both the light vehicle and bus segments, with automobile production expanding 4.7%, supporting domestic demand for flat steel products throughout 2025.

According to data from Instituto Aço Brasil (IABr), Brazilian crude steel production totaled 33.3 million tons in 2025, representing a 1.6% decline compared to 2024. The average capacity utilization rate reached 65.4% during the year, an annual decrease of 1.1 percentage points, reflecting the increase in idle capacity across the Brazilian steel industry. Apparent steel consumption in Brazil reached 26.8 million tons in 2025, the highest level ever recorded in the country, indicating that the strong domestic market environment has been largely captured by imported products. Meanwhile, the Steel Industry Confidence Index (ICIA) reached 41.0 points in December 2025, remaining below the 50-point threshold, which indicates continued low confidence levels in the steel sector, reflecting the pressure from imported material in the Brazilian market.

According to IBGE, home appliance production recorded annual growth of 0.1% in 2025, indicating stability despite the persistence of high interest rates throughout the year.

•	Net Revenue from the Steel segment reached R$ 5,232.6 million in 4Q25, representing a 1.2% decrease compared to 3Q25, reflecting the negative seasonality of the period and the continued challenging domestic market environment, marked by greater penetration of imported material. On the other hand, export market revenue increased 2.0% compared to the previous quarter, supported by higher average prices, which more than offset the decline in volumes sold and the negative foreign exchange impact during the period. For the full year, Net Revenue declined 5.0%, totaling R$ 22,025.8 million in 2025, reflecting the intense competition for market share against imported material.

•	The Average Price in 4Q25 reached R$ 4,893/ton in the domestic market, broadly in line with the previous quarter, but 4.6% below the level recorded in the same period of 2024. This result continues to reflect the highly competitive environment in the domestic market, particularly given the elevated consumption of imported material. In the export market, the average price increased 19.9% quarter-over-quarter, reaching R$ 5,839/ton in 4Q25, driven by an improvement in product mix, particularly metal profiles commercialized by SWT. For full-year 2025, the Company demonstrated resilience in both the domestic market (R$ 5,087/ton) and the export market (R$ 5,196/ton), resulting in a 2.6% increase in the consolidated average price for the year, reinforcing the Company’s commercial discipline and strategy of prioritizing profitability.

•	In turn, Slab production cost reached R$3,203/ton in 4Q25, representing a 3.0% reduction compared with the previous quarter and a decline of 8.7% compared with the same period of 2024. For the full year, slab cost totaled R$ 3,390/ton. The cost levels recorded both in the quarter and in the year represent the lowest levels since 2021, reflecting significant improvements in operational efficiency, greater optimization in the use of raw materials, and gains in the combustion process. Continuous cost reductions strengthen the structural competitiveness of the operation and contribute to preserving margins, even in an environment of increased commercial pressure.

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4Q25 and 2025 RESULTS

Slab Cost (R$/ton; USD/ton) - Steel	Production Cost - 4Q25 - Steel

•	In 4Q25, Adjusted EBITDA in the Steel totaled R$ 700.2 million, representing an increase of 63.5% compared to 3Q25 and 6.8% compared to 4Q24. Adjusted EBITDA margin reached 13.4% during the period. However, the quarterly result was impacted by non-recurring events related to production idleness resulting from lower capacity utilization. This accounting effect requires the allocation of unabsorbed fixed costs to the income statement, totaling R$ 314 million during the period. This effect does not represent additional cash generation nor structural improvement in operating profitability. Excluding this impact, EBITDA would have totaled R$ 386.2 million, with an Adjusted EBITDA margin of 7.4%, representing a slight deterioration compared to the previous quarter, mainly due to seasonality, as the lower volume of steel sold more than offset the decline in slab production costs.

For the full year of 2025, Adjusted EBITDA in the Steel totaled R$ 2,194.2 million, representing a 36.9% increase compared to 2024. Adjusted EBITDA margin reached 10.0%, compared with 6.9% in the previous year. Excluding the idleness effects recorded during the period, recurring EBITDA totaled R$ 1,880.2 million, with a margin of 8.5%, representing an increase of 1.5 percentage points compared to 2024. The annual performance highlights the evolution of operational efficiency, combining commercial discipline with consistent cost reductions, even within a highly competitive domestic market environment. Considering the more favorable price environment expected for 2026, particularly following the approval of anti-dumping measures, a recovery in steel margins is expected, especially after 1Q26, with the segment likely becoming an important growth driver for the Group’s results.

Adjusted EBITDA and EBITDA Margin – Steel

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4Q25 and 2025 RESULTS

Mining

4Q25 was marked by a more confident environment in the iron ore market, supported by the resilience of Chinese demand and positive signals from the manufacturing sector. Despite ample global supply, adjustments in iron ore availability during the quarter — particularly in certain Australian products — reduced effective supply in the spot market and contributed to a price appreciation toward the end of the period. At the same time, a broader supply diversification strategy among Chinese steelmakers was observed, increasing interest in Brazilian and African ores and reinforcing medium-term supply security. With regard specifically to China, the world’s largest iron ore consumer, the manufacturing sector continued to support steel consumption throughout the quarter. The trade-in program implemented by the Chinese government led to the replacement of 11.5 million vehicles and 129 million household appliances in 2025. In October, the 15th Five-Year Plan reinforced guidelines focused on innovation, artificial intelligence and stimulating domestic demand, highlighting the role of the so-called “new productive forces” — including batteries, transportation, power grids and household appliances — in structurally expanding steel consumption. Additionally, Chinese steel exports reached record levels, exceeding the volumes observed in 2024. Within this context, iron ore prices maintained a positive trajectory, with the IODEX Fe62% North China average price reaching US$ 105.99/dmt in 4Q25, compared to US$ 102.03/dmt in 3Q25 and US$ 103.40/dmt in 4Q24.

With respect to the seaborne freight market, the BCI C3 route (Tubarão–Qingdao) recorded a slight increase in 4Q25, with an average freight rate of US$ 23.88/t, compared with US$ 23.36/t in the previous quarter. This variation was mainly associated with the significant increase in bauxite export volumes in the Atlantic basin, following the end of the rainy season in West Africa. December stood out in particular, when shipments from Guinea reached record levels for the year. Meanwhile, iron ore volumes in the Atlantic remained at levels similar to those observed in 3Q25, while Australian volumes and freight rates in the Pacific (C5 route) remained firm, supporting the Capesize vessel market throughout the quarter. This environment of relatively stable freight rates combined with easing fuel prices contributed to greater logistical predictability during the quarter, preserving the competitiveness of the Company’s operations.

Total Production – Mining (thousand tons)

•	Iron ore production (including third-party purchases) recorded the best fourth-quarter performance in the Company’s history, totaling 11,827 thousand tons in 4Q25, representing a growth of 7.5% compared to the same period of the previous year and only 0.9% below 3Q25, which was the strongest quarter ever recorded. 2025 was marked by operational excellence across both mining and logistics operations, with the Company exceeding its annual production and purchases guidance by 4.5%, reaching 45,567 thousand tons for the year — the highest volume in its history. This performance was driven by a consistent increase in operational and logistical efficiency, as well as a drier period observed throughout the year.

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4Q25 and 2025 RESULTS

Sales Volume – Mining (thousand tons)

•	Sales volume also recorded the best fourth-quarter performance in the Company’s history, reaching 11,981 thousand tons in 4Q25, representing a growth of 11.7% compared to 4Q24 and only 3.3% below 3Q25, which was the strongest quarter ever recorded. TECAR once again stood out in the shipment of production, enabling 10,834 thousand tons of shipments during the period, highlighting the robustness and efficiency of the Company’s logistics infrastructure. In 2025, sales volume exceeded the 45 million tonne mark for the first time, totaling 45,849 thousand tons sold during the year, representing a strong increase of 7.7% compared to 2024. Since the IPO in 2021, when the Company recorded 33,237 thousand tons in sales, volumes have shown a compound annual growth rate (CAGR) of 8.4%, reflecting the strengthening of the logistics platform and the structural evolution of the operation.

•	Adjusted Net Revenue totaled R$ 4,135.8 million in 4Q25, representing a 6.4% decrease compared to 3Q25, but 5.2% higher than the same period of the previous year. The quarter-over-quarter decline reflects the combination of lower shipment volumes, in line with the seasonality of the period, and a slight reduction in realized prices due to the lower impact of provisional pricing adjustments. For full-year 2025, Adjusted Net Revenue reached R$ 15,400.5 million, representing a 17.6% year-over-year increase, reflecting the operational excellence achieved during the period, with record volumes and iron ore prices remaining at higher levels throughout the year. In this context, Unit Net Revenue reached US$ 63.3 per tonne in 4Q25, representing a 3.6% decline compared to 3Q25, mainly due to the lower impact from shipments exposed to future pricing periods. However, when compared to 4Q24, unit net revenue increased 5.2%, reflecting higher average iron ore prices and improved product quality. For full-year 2025, Unit Net Revenue totaled US$ 60.7 per tonne, representing an increase of 7.3% compared to the previous year.

•	Cost of Goods Sold (COGS) in the Mining segment totaled R$ 2,637.0 million in 4Q25, representing a 2.7% decrease compared to the previous quarter, in line with the seasonality of the period. When compared with 4Q24, however, COGS increased 20.2%, reflecting the significant increase in sales volumes during the period. C1 cash cost, in turn, reached US$ 23.4/t in 4Q25, compared with US$ 21.1/t in 3Q25 and US$ 20.4/t in 4Q24. The increase in unit cost during the quarter was mainly due to higher production costs at the mine, associated with greater waste stripping activity. For full-year 2025, COGS totaled R$ 10,052.7 million, representing a 22.6% increase compared with 2024, primarily reflecting the record sales volumes achieved during the year. The annual C1 cash cost reached US$ 21.5/t, compared with US$21.0/t in 2024, in line with the mine plan established for the period and consistent with the lower end of the Company’s annual guidance range (US$ 21.5–23.0/t).

•	In 4Q25, Adjusted EBITDA in the Mining segment totaled R$ 1,738.7 million, with an Adjusted EBITDA margin of 42.0%, representing a decline of 1.8 percentage points and 8.1 percentage points compared to 3Q25 and 4Q24, respectively. The quarterly performance mainly reflects the typical seasonality of the operation, with the beginning of the rainy season impacting sales during the period, in addition to the lower impact from the quotation period adjustments in the quarter and a temporary increase in unit costs (C1). The decline in profitability compared to 4Q24 was driven exclusively by the lower unit price recorded during the period, as late 2024 was affected by a sharp increase in iron ore prices, with significant adjustments in shipments exposed to future pricing periods. Even so, the operation maintained high profitability, supported by increasingly dynamic and efficient operations. For full-year 2025, Adjusted EBITDA in the Mining segment reached R$ 6,309.1 million, representing an increase of 8.8% compared to 2024, with an EBITDA margin of 41.0%, or 3.3 percentage points below the level recorded in the previous year. The annual performance was driven by the combination of record sales volumes, a resilient price environment throughout the year and disciplined cost management, reflecting the operational consistency and structural strength of the segment.

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4Q25 and 2025 RESULTS

EBITDA RECONCILIATION CHART

Cement

According to the National Cement Industry Association (SNIC), the Brazilian cement industry sold 67 million tons of cement in 2025, representing growth of 3.7% compared to the previous year, even in a high interest rate environment, highlighting the sector’s resilience and the favorable dynamics of cement consumption in the country. A strong labor market and the expansion of real income supported formal construction activity, while the elevated level of interest rates and high household indebtedness limited segments that are more sensitive to credit conditions, such as home renovation and self-construction. The temporary slowdown in real estate launches was offset by structural demand drivers, particularly infrastructure investments, especially in sanitation and road paving projects. In addition, the expansion of income brackets and targets under the Minha Casa Minha Vida housing program provided further support to cement consumption, with the expectation of mobilizing at least R$ 20 billion in additional market demand by 2026.

In the case of CSN, the typical seasonality of the period, characterized by higher rainfall and fewer working days, resulted in a 14.4% decline in sales volumes in 4Q25 compared with the previous quarter, totaling 3,101 thousand tons sold during the quarter. Compared with the same period of 2024, the 4.6% decline in sales volume reflects the Company’s strategy of prioritizing value over volume. For full-year 2025, the Cement segment recorded sales of 13,393 thousand tons, a level virtually stable compared to 2024, even after the price adjustments implemented in the second half of the year, signaling the resilience of demand and the Company’s ability to preserve volumes in a still highly competitive environment.

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4Q25 and 2025 RESULTS

Sales Volume – Cement (thousand tons)

•	In 4Q25, Net Revenue totaled R$ 1,258.1 million, representing a 5.7% decrease compared to the previous quarter, but a 6.9% increase compared to 4Q24. On a quarter-over-quarter basis, the performance reflects the seasonality of the operation, with lower sales volumes more than offsetting the price increases implemented during the period. On a year-over-year basis, the growth was driven by the price adjustments implemented in recent months, as the cement market experienced a more favorable commercial environment, supported by growing demand and higher utilization capacity among local producers. For full-year 2025, Net Revenue reached R$ 4,906.0 million, the highest revenue ever recorded in the Company’s history. This performance reinforces CSN’s strategic positioning in the sector, supported by scale, logistics efficiency and operational discipline, which enable the Company to capture opportunities associated with housing demand and infrastructure expansion in Brazil.

•	Cost of Goods Sold (COGS) in the Cement segment totaled R$ 825.7 million in 4Q25, representing a 5.7% decrease compared to the previous quarter, mainly reflecting the lower sales volume during the period. On a year-over-year basis, COGS increased 1.5%, impacted by cost pressures, particularly related to raw materials. For full-year 2025, COGS totaled R$ 3,353.1 million, representing a 0.9% decrease compared to 2024. This performance reflects logistics optimization and the consolidation of assets, which offset the lower sales volumes during the period and the higher raw material costs.

•	As a result, Adjusted EBITDA reached R$ 367.9 million in 4Q25, representing a 5.1% decline compared to the previous quarter and 4.8% lower than the same period of 2024. EBITDA margin, in turn, expanded 0.2 percentage points quarter-over-quarter, reaching 29.2% in the period, highlighting the operational efficiency and the Company’s ability to preserve profitability and pass through price increases. For full-year 2025, Adjusted EBITDA totaled R$ 1,290.0 million, with an Adjusted EBITDA margin of 26.3%, representing a 5.2% decline in Adjusted EBITDA and a 2.2 percentage point reduction in margin compared with the previous year. This performance reflects the increase in raw material costs observed during the first half of the year. As a result, profitability recovered to levels close to 30% in the second half, one of the highest margins in the sector, reinforcing the competitive advantages of the operation, supported by newer plants and a fully vertically integrated management structure.

Energy

In 4Q25, Net Revenue from the Energy segment totaled R$ 145.4 million, representing a 6.1% decrease compared to 3Q25 and an 11.0% decline compared to 4Q24. Adjusted EBITDA totaled R$ 32.3 million in the quarter, with an Adjusted EBITDA margin of 22.2%. This performance reflects the strategy of seasonal allocation of physical guarantee, in addition to intrinsic market effects such as the Generation Scaling Factor (GSF), which directly impacted the lower volume of energy commercialized during 4Q25. Additionally, the quarter was impacted by the suspension of the commercial operation of the Jacuí Hydroelectric Power Plant (UHE Jacuí) in October 2025, whose operation was reinstated by the Company through a court injunction in December 2025. As a result, part of the segment’s results is not currently being recognized, with this operation recorded as a contingent asset. Until the physical guarantee issue is fully resolved, this situation is expected to continue throughout 2026.

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4Q25 and 2025 RESULTS

For full-year 2025, Net Revenue from the Energy segment reached R$ 682.1 million, representing a 30.8% increase compared to 2024. Adjusted EBITDA totaled R$ 255.4 million, with an Adjusted EBITDA margin of 37.4%, highlighting the segment’s strong operational performance throughout the year.

Logistics

In 2025, the Logistics segment consolidated its position as one of the main pillars of CSN’s vertical integration strategy and one of the Group’s key growth drivers. The acquisition of Tora, which originated the Multimodal Logistics subsegment, expanded the Company’s presence in the road transportation segment, adding fleet, trucking, and dry port operations to a portfolio already composed of the FTL and MRS railways and the TECON and TECAR ports in Itaguaí, strengthening integration and control across the entire logistics chain.

Within the port operations, the volume handled at TECON in 4Q25 declined year-over-year, mainly reflecting lower exports of steel products. In 2025, shipments totaled 126 thousand containers (-6.7%), 803 thousand tons of steel products (-38.6%), 21 thousand tons of general cargo (-64.6%), and 574 thousand tons of bulk cargo (-12.8%). This decline was largely driven by lower volumes destined for export markets, impacted by trade restrictions imposed by the United States and several European countries on Brazilian steel products.

Despite this scenario, the operation maintained high efficiency standards and strong adaptability to the new market environment, with sequential recovery in volumes in 4Q25 compared with the previous quarter. This performance reinforces the strategic relevance of the port asset within the Company’s integrated logistics platform, ensuring operational flexibility, cargo flow diversification, and support for optimizing the mix of markets served.

Volume of Shipments at TECON – Port Logistics

In financial terms, total Net Revenue from the Logistics segment reached R$ 1,210.0 million in 4Q25, representing a slight decrease compared to 3Q25, mainly due to seasonal effects and higher rainfall, which particularly impacted rail operations. Rail Logistics recorded net revenue of R$ 796.6 million (-4.3% compared to 3Q25), while Multimodal Logistics posted net revenue of R$ 323.5 million (+3.2% compared to 3Q25). Port Logistics, in turn, generated revenue of R$ 89.9 million in the quarter (+26.8% compared to 3Q25), partially offsetting the weaker performance of the rail segment. For full-year 2025, total Net Revenue from the segment reached R$ 4,374.2 million, representing a growth of 34.8% compared to 2024. Rail Logistics accounted for R$ 3,114.4 million, serving as the main driver of this performance, supported by strong cargo volumes transported by MRS. Port Logistics totaled R$ 303.8 million (-13.8% YoY), impacted by lower exports of steel products due to trade restrictions imposed by the United States and several European countries. Meanwhile, Multimodal Logistics contributed to R$ 955.9 million, reflecting the consolidation of Tora throughout the year.

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4Q25 and 2025 RESULTS

In 4Q25, Adjusted EBITDA totaled R$ 508.5 million, representing a 7.6% decline compared to 3Q25, with an Adjusted EBITDA margin of 44.0% (-3.2 p.p.). This decrease was mainly driven by seasonality and the impact of weather conditions on the rail segment, which reported Adjusted EBITDA of R$ 395.8 million (-12.0% compared to 3Q25) and a margin of 49.7% (-4.4 p.p.). Even so, the segment maintained an EBITDA margin above 40% during the quarter, highlighting the operational resilience of CSN’s logistics platform and the strength of its integrated business model, even in face of seasonality and adverse weather conditions. For full-year 2025, Adjusted EBITDA in the Logistics segment totaled R$ 1,933.2 million, representing growth of 26.6% compared to 2024, with an Adjusted EBITDA margin of 44.2% (-2.9 p.p.). This performance reflects the lower contribution from the port segment and the consolidation of Multimodal Logistics, which is still in the process of capturing synergies and operational gains.

By subsegment, Rail Logistics remained the main earnings contributor, reporting Adjusted EBITDA of R$ 1,593.9 million (+14.1% YoY) and an EBITDA margin of 51.2% (+2.9 p.p.). Port Logistics recorded Adjusted EBITDA of R$ 93.8 million (-27.8% YoY), with a margin of 30.9% (-6.0 p.p.), impacted by the lower handling of steel products. Multimodal Logistics contributed R$ 245.4 million, with an EBITDA margin of 25.7%, reflecting the consolidation of the operation throughout the year.

ESG – Environmental, Social & Governance

ESG PERFOMANCE – CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, making its performance in ESG indicators available on an individualized basis. The new model allows stakeholders to have quarterly access to key results and indicators and to monitor them in an effective and even more agile way. Access can be made through the results center of CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/.

The information included in this release has been selected based on its relevance and materiality to the company. Quantitative indicators are presented in comparison with the period that best represents the metric for monitoring them. Thus, some are compared with the same quarter of the previous year, and others with the average of the previous period, ensuring a comparison based on seasonality and periodicity. In addition, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of CSN Cimentos' new assets, acquired in 2022, so that some absolute indicators will undergo significant changes when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2024 Integrated Report, released in April 2025 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri). The review of ESG indicators occurs annually for the closing of the Integrated Report, so the information contained in the quarterly releases is subject to adjustments resulting from this process.

It is also possible to monitor CSN's ESG performance in an agile and transparent manner, on our website, through the following electronic address: https://esg.csn.com.br.

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4Q25 and 2025 RESULTS

Capital Markets

In the fourth quarter of 2025, CSN’s shares increased 6.2%, while the Ibovespa index rose 10.2% during the same period. Average daily trading volume of CSNA3 shares on B3 totaled R$ 75.4 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) increased 6.2% in 4Q25, while the Dow Jones index rose 3.6%. The average daily trading volume of ADRs (SID) on the NYSE totaled US$ 4.4 million in 4Q25.

For full-year 2025, CSN’s shares increased 0.9%, while the Ibovespa index rose 34.0% during the same period. Average daily trading volume of CSNA3 shares on B3 totaled R$ 94.7 million. On the NYSE, the Company’s ADRs appreciated 5.8% in 2025, while the Dow Jones index rose 12.9%. The average daily trading volume of ADRs (SID) on the NYSE totaled US$ 4.2 million in 2025.

	4Q25	2025
Number of shares in thousands	1,326,094	1,326,094
Closing price (R$/share)	8.94	8.94
Closing price (US$/ADR)	1.60	1.60
Market Value (R$ million)	11,855	11,855
Market Value (US$ million)	2,121	2,121
Change CSNA3 (BRL)	+13.2%	+0.9%
Change in SID (USD)	+6.2%	+5.8%
Ibovespa variation (BRL)	+10.2%	+34.0%
Change in Dow Jones (USD)	+3.6%	+12.9%
Daily average (thousand shares)	8,610	10,257
Daily average (R$ thousand)	75,412	94,674
Daily average (thousand ADRs)	2,679	2,694
Daily average (US$ thousand)	4,381	4,236
Fonte: Bloomberg

Earnings Conference Call 4Q25 and 2025 Results Presentation Webcast	Investor Relations Team
Conference call in Portuguese with simultaneous translation into English	Antonio Marco Campos Rabello – CFO and IR Executive Director Pedro Gomes de Souza (pedro.gs@csn.com.br) Mayra Favero Celleguin (mayra.celleguin@csn.com.br)
March 12, 2026
11:30 a.m. (Brasilia Time)
09:30 a.m. (NY Time)
Webinar: click here

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These outlooks include future results that may be influenced by historical results and by the statements made under 'Outlook'. Actual results, performance and events may differ materially from the assumptions and outlook and involve risks such as: general and economic conditions in Brazil and other countries; interest rate and exchange rate levels; protectionist measures in the US, Brazil and other countries; changes in laws and regulations; and general competitive factors (on a global, regional or national basis).

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4Q25 and 2025 RESULTS

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4Q25 and 2025 RESULTS

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4Q25 and 2025 RESULTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.